Exhibit 99.1

Nano Dimension Delivers 3D Printer to PHYTEC in Germany

NESS ZIONA, Israel- November 28, 2016 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has delivered a DragonFly 2020 3D Printer to PHYTEC. Based in Germany, PHYTEC Messtechnik is an industry leader in microprocessor-based solutions for the industrial embedded market, and prides itself on rapid development of the latest technologies. It has offices in Germany, France, the United States, India and China.

This marks the company’s third delivery of the DragonFly 2020 3D Printer to a beta client. The DragonFly 2020 3D Printer will be installed at PHYTEC’s headquarters in Mainz, Germany and will be evaluated as a way to speed up development times for critical electronics systems.

In the past several months, Nano Dimension announced the supply of its 3D printer to a leading Israeli defense company and to FATHOM, a U.S.-based advanced manufacturer with expertise in 3D printing.

“Nano Dimension receives a high level of interest from potential customers with hundreds of inquiries by companies that are interested in testing the DragonFly 2020 3D Printer”,” said Amit Dror, CEO of Nano Dimension. “As a part of our go-to-market strategy, we are currently focused on supplying printers for evaluation to leading companies around the world, and across key technology sectors. We believe that this will help bolster the adoption of our cutting-edge technology with many prospective customers.”

“Product development in industrial applications has become very agile. Global trends like IoT create new technologies which drive innovation into almost every kind of application. Time-to-market is a key to success for our customers since new types of appliances and products are continuously invented all over the world. We are very excited to work with Nano Dimension’s cutting-edge technology and hope that it will enable us to provide our customers with end-to-end solutions for shortening time-to-market and allowing rapid prototyping”, said Bodo Huber, CTO of PHYTEC.

ABOUT PHYTEC

Founded in 1986 by Karl Neubecker, PHYTEC is a majority family-owned enterprise, with minority ownership shares held by the managers of its operational divisions in Germany, North America, France, and India. With no debt or external financing, PHYTEC has funded its continued growth and expanding international presence entirely through operations.

In 1987 PHYTEC was the first company to launch an Original Equipment Manufacturer- OEM-able module, which was based on a Siemens 8051 8-bit microcontroller. In addition to System On Modules- SOMs, PHYTEC offers a complete set of services: systems integration, hardware and software design, mechanical design, and manufacturing.

PHYTEC’s products have been deployed in hundreds of thousands of systems across a wide range of industries and applications, such as control and automation, medical, test and measurement, automotive, energy, transportation, and more. PHYTEC provides end to end solutions for companies seeking full product development support from a single source, enabling them to shorten time-to-market, reduce development costs and avoid substantial design risk in bringing products to market.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company’s American Depositary Shares on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss collaboration with PHYTEC, our go-to-market strategy, bolstering the adoption of our technology with many prospective customers, and providing customers with end-to-end solutions for shortening time-to-market and allowing rapid prototyping. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com